Exhibit 99.2

Crowe Horwath (HK) CPA Limited Member Crowe Horwath International 9/F Leighton Centre, 77 Leighton Road, Causeway Bay, Hong Kong Main +852 2894 6888 Fax +852 2895 3752 www.crowehorwath.hk

Our Ref: CCH2035/SS/KL/A18/CH1517/16

September 29, 2016

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Ladies and Gentlemen:

We have read the statements concerning our firm contained in Form 6-K of China Zenix Auto International Limited dated and filed with the Securities and Exchange Commission on September 29, 2016, and are in agreement with those statements.

Very truly yours

Crowe Horwath (HK) CPA Limited

Hong Kong, China